UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

(Commission File No. 1-14728)

Lan Airlines S.A.

(Translation of registrant's name in English)

Avenida Americo Vespucio Sur 901

Renca,

Santiago, Chile

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X      Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes __           No  X

[Lan Airlines Letterhead]

MATERIAL FACT

Santiago, May 2, 2006

Mr. Alberto Etchegaray de la Cerda

Superintendent of Securities and Insurance

Present

Re: Material Fact

To whom it may concern:

In compliance with current regulations, and specifically Circular N°660 of the Superintendence of Securities and Insurance, I inform you of the material fact that at the Ordinary Shareholders Meeting, held April 28th 2006, Lan Airlines S.A. authorized the distribution of a definitive dividend of US$0.00578 per share out of profits for the 2005 fiscal year, which will be paid beginning on May 17, 2006 to all registered shareholders on the fifth business day before the aforementioned date.

Sincerely,

/s/ José Miguel Bambach Salvatore

José Miguel Bambach Salvatore

General Counsel

Lan Airlines S.A.

cc.	Bolsa de Comercio de Santiago Bolsa de Comercio de Valparaíso Bolsa Electrónica de Chile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2006

Lan Airlines S.A.
/s/ José Miguel Bambach Salvatore By: José Miguel Bambach Salvatore General Counsel